UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.

Grupo Supervielle S.A. – approval of the merger by CNV - File No. 513/2023 “Banco Supervielle S.A. s/ merger by absorption with Iudu Compañía Financiera S.A. y Tarjeta Automática S.A. – Approval of the dissolution without liquidation of Iudu Compañía Financiera S.A. File No. 526/2023 “Iudu Compañía Financiera S.A. s/ dissolution and cancellation P.O.

Autonomous City of Buenos Aires, December 15, 2023

Messrs.
Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.: Relevant Fact – Approval of the merger by Comisión Nacional de Valores (“CNV”) - File No. 513/2023 “Banco Supervielle S.A. s/ merger by absorption with Iudu Compañía Financiera S.A. and Tarjeta Automática S.A. – Approval of the dissolution without liquidation of Iudu Compañía Financiera S.A. File No. 526/2023 “Iudu Compañía Financiera S.A. s/ dissolution and cancellation P.O.

To whom it may concern,

It is hereby informed that, on December 13, 2023, Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), a domestic universal financial services group in Argentina with a nationwide presence, the CNV notified through Resolution No. RESFC-2023-22557-APN-DIR#CNV  issued by its Board of Directors, which resolved to approvethe merger by absorption between Banco Supervielle S.A., in its capacity as absorbing company, with IUDU Compañía Financiera S.A. and Tarjeta Automática S.A. in their capacity as absorbed companies.

Likewise, it is reported that on the same date the CNV notified Resolution No. RESFC-2023-22558-APN-DIR#CNV issued by its Board of Directors, through which it resolved to (i) conform the dissolution without liquidation of IUDU Compañía Financiera S.A. in its capacity as an absorbed company, and (ii) cancel, once the dissolution without liquidation is registered in the General Inspection of Justice, the authorization of the Public Offering of its negotiable obligations, implying the withdrawal of IUDU Compañía Financiera S.A. of the Public Offering Regime and the cessation of corporate control by CNV.

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: December 18, 2023	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer